Exhibit 12.1

TRIMBLE NAVIGATION LIMITED

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended	Year Ended
(In thousands, except ratios)	July 4 2014	January 3 2014	December 28 2012	December 30 2011	December 31 2010	January 1 2010
Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	$178,555	$232,184	$204,697	$152,105	$129,292	$86,891
Distributed income of equity investees	22,463	7,672	13,178	12,398	5,858	2,896
Fixed charges	9,749	23,496	21,715	11,552	4,445	4,320

Total earnings	$210,767	$263,352	$239,590	$176,055	$139,595	$94,107

Fixed charges:
Interest expense	$6,572	$17,356	$16,381	$7,284	$1,526	$1,586
Amortization of debt issuance costs	815	1,630	1,383	980	226	226
Interest component of rental expense	2,362	4,510	3,951	3,288	2,693	2,508

Total fixed charges	$9,749	$23,496	$21,715	$11,552	$4,445	$4,320

Ratio of earnings to fixed charges	21.6x	11.2x	11.0x	15.2x	31.4x	21.8x